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VIA EDGAR AND FACSIMILE                     December 7, 2000
James M. Daly, Assistant Director
Edward M. Kelly, Esquire
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re:     CoStar Group, Inc.
        Form S-3 (File No. 333-39490)
        Application for Withdrawal

Dear Messrs. Daly and Kelly:

        CoStar Group, Inc. hereby applies for an order effective 5:30 p.m. December 8, 2000 granting withdrawal of its Registration Statement on Form S-3 (File No. 333-39490), and all exhibits thereto, in accordance with Rule 477 of the Securities Act of 1933. We have maintained the effectiveness of this registration statement on behalf of several of our investors since August 2, 2000. As of December 1, 2000, we are no longer contractually required to keep it effective under the terms of registration rights agreements with these investors.

        Upon the grant of the Commission's consent, please return a dated copy of the order granting withdrawal of the above-captioned registration statement, which order shall state: "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for such registration statement.

        If you have any questions, please call me at (301) 215-8276.

                                Yours very truly,

                                            COSTAR GROUP, INC.


                                            By:  /s/
                                                 ------------------------
                                                     Frank Carchedi